FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA SHARPENS FOCUS ON MAIN THERAPY AREAS THROUGH AGREEMENT WITH GASTROENTEROLOGY SPECIALIST TILLOTTS PHARMA FOR ENTOCORT

AstraZeneca announced today that it has entered into an agreement with Tillotts Pharma AG (Tillotts), part of the Zeria Group, for the divestment of global rights, outside the US, to Entocort® (budesonide), a gastroenterology medicine for patients with mild to moderate Crohn’s disease and ulcerative colitis. Entocort is currently available in over 40 countries, with total product sales of $53 million outside the US in 2014. A regulatory submission for Entocort in Japan is anticipated in the coming months.

Under the terms of the agreement, Tillotts will pay AstraZeneca $215 million upon completion of the transaction to acquire the rights to sell and develop Entocort capsules and enema formulations outside the US. The transaction does not include the transfer of any AstraZeneca employees or facilities.

Luke Miels, Executive Vice President, Global Product and Portfolio Strategy and Corporate Affairs, AstraZeneca, said: “Our agreement with Tillotts reinforces our strategic focus on selected therapy areas and puts this important medicine in the hands of a company with specialist expertise in gastroenterology, which will benefit patients.”

Thomas A. Tóth von Kiskér, CEO of Tillotts, commented: “Entocort perfectly complements our Asacol® portfolio marketed in 50 countries worldwide through our own European affiliates, our Japanese parent company Zeria Pharmaceutical and our trusted network of marketing partners. This acquisition underscores our commitment to continue to position Tillotts as a leading European specialised player in the field of gastroenterology, offering patients a wide range of treatments for the GI tract.”

Sachiaki Ibe, Chairman and CEO of Zeria Pharmaceutical, added: “We are excited to obtain a well-established brand such as Entocort and to expand its commercial reach to Japan and other countries. With this move, we confirm our expansion strategy of organic growth combined with merger and acquisition activities, while delivering increased value to our shareholders."

As AstraZeneca will no longer retain an interest in the ex-US rights to Entocort, the upfront receipt will be reported in Other Operating Income in the Company’s financial statements for 2015. The transaction is expected to complete in the second half of 2015, subject to customary closing conditions, and it does not impact AstraZeneca’s financial guidance for 2015.

About Entocort®
In capsule formulation, Entocort is a first-line therapy indicated for the induction and maintenance of clinical remission of mild to moderate active Crohn's disease involving the ileum and/or the ascending colon. As an enema, Entocort is indicated for the induction and maintenance of clinical remission of distal ulcerative colitis in the rectum, sigmoid colon and descending colon.

AstraZeneca has a partnership with Par Pharmaceutical for the commercialisation of Entocort in the US.

About Tillotts

Tillotts Pharma AG, part of the Zeria Group, is a fast-growing specialty pharma company with over 200 employees in Switzerland and abroad. Tillotts is dedicated to the development, in/out-licensing and commercialisation of innovative pharmaceutical products, medical devices and diagnostics, all in the field of gastroenterology.

Tillotts successfully markets its own products Asacol® and Colpermin®, as well as VistaPrep® and in-licensed products, such as Simtomax®, in over 55 countries through its own affiliates within Europe and a carefully chosen network of gastroenterology-focused marketing partners throughout the world. For more information, please visit www.tillotts.com.

About Zeria

Zeria Pharmaceutical Co., Ltd., founded in 1955, based in Tokyo, Japan, focuses on R&D, manufacturing and sales of prescription drugs as well as OTC products. The company is listed on the First Section of Tokyo Stock Exchange (Stock code: 4559). Zeria holds a leading position within the gastroenterology field in Japan and operates internationally through a number of subsidiaries. For more information, please visit www.zeria.co.jp.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 20 7604 8030
Vanessa Rhodes	UK/Global	+44 20 7604 8037
Ayesha Bharmal	UK/Global	+44 20 7604 8034
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+ 1 302 885 6351

Investor Enquiries
UK
Thomas Kudsk Larsen		+44 20 7604 8199	+44 7818 524185
Eugenia Litz	Respiratory, Inflammation and Autoimmunity	+44 20 7604 8233	+44 7884 735627
Nick Stone	Cardiovascular and Metabolic Disease	+44 17 6326 3994	+44 7717 618834
Karl Hård	Oncology	+44 20 7604 8123	+44 7789 654364
Craig Marks	Infection, Neuroscience and Gastrointestinal Disease	+44 20 7604 8591	+44 7881 615764
Christer Gruvris		+44 20 7604 8126	+44 7827 836825
US
Dial / Toll-Free		+1 301 398 3251	+1 866 381 7277

09 July 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 July 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary